Filed by Business Objects, S.A. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Crystal Decisions, Inc.
Commission File No.: 333-108400

     This filing relates to the proposed acquisition by Business Objects S.A., a société anonyme organized under the laws of the Republic of France (“Business Objects”), of Crystal Decisions, Inc., a Delaware corporation (“Crystal Decisions”).

     On August 27, 2003, Borg Merger Sub II, Inc., a Delaware corporation (“Merger Sub 2”) assigned all of its rights, interests and obligations under the Agreement and Plan of Merger, dated as of July 18, 2003, by and among Business Objects, Borg Merger Sub I, Inc., a Delaware corporation (“Merger Sub 1”), Merger Sub 2, Borg Merger Sub III, Inc., a Delaware corporation (“Merger Sub 3”), Seagate Software (Cayman) Holdings, an exempted company incorporated in the Cayman Islands with limited liability (together with any successor by deregistration or domestication, “HoldCo”), and Crystal Decisions (the “Merger Agreement”), to Business Objects Americas, Inc., a Delaware corporation (“BOA”), pursuant to an assignment, dated as of August 27, 2003, by and between Merger Sub 2 and BOA (the “Assignment”). The Assignment is on file with the Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K, filed by Business Objects on September 5, 2003, and is incorporated by reference into this filing.

     On August 29, 2003, Business Objects, Merger Sub 1, BOA (as assignee of Merger Sub 2), Merger Sub 3, HoldCo and Crystal Decisions entered into the first amendment to the Merger Agreement (the “First Amendment”). The First Amendment is on file with the SEC as an exhibit to the Current Report on Form 8-K, filed by Business Objects on September 5, 2003, and is incorporated by reference into this filing.

Additional Information About the Proposed Acquisition and Where to Find It

On August 29, 2003, Business Objects filed a registration statement with the SEC containing Business Objects’ and Crystal Decisions’ proxy statement/prospectus/information statement regarding the proposed acquisition of Crystal Decisions by Business Objects. Investors and security holders of Business Objects and Crystal Decisions are urged to read the proxy statement/prospectus/information statement filed with the SEC on August 29, 2003, the definitive proxy statement/prospectus/information statement when it becomes available and any other relevant materials filed by Business Objects or Crystal Decisions with the SEC because they contain, or will contain, important information about Business Objects, Crystal Decisions and the proposed acquisition. The definitive proxy statement/prospectus/information statement will be mailed to the security holders of Business Objects and Crystal Decisions. The proxy statement/prospectus/information statement filed with the SEC on August 29, 2003, the definitive proxy statement/prospectus/information statement and other relevant materials (when they become available), and any other documents filed by Business Objects or Crystal Decisions with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Business Objects by contacting Business Objects Investor Relations, 3030 Orchard Parkway, San Jose, California, 95134, 408-953-6000. Investors and security holders may obtain free copies of the documents filed with the SEC by Crystal Decisions by contacting Crystal Decisions Investor Relations, 895 Emerson Street, Palo Alto, California, 94301, 800-877-2340. Investors and security holders of Business Objects are urged to read the definitive proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting decision with respect to the proposed acquisition.

Bernard Liautaud, Business Objects’ Chairman and Chief Executive Officer, and certain of Business Objects other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects’ shareholders in connection with the proposed acquisition. A description of the interests of Mr. Liautaud and Business Objects’ other executive officers and directors in Business Objects is set forth in the Definitive Proxy Statement for Business Objects’ annual meeting of shareholders, which was filed with the SEC on April 8, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Liautaud and Business Objects’ other executive officers and directors in the proposed acquisition by reading the proxy statement/prospectus/information statement filed with the SEC on August 29, 2003 and the definitive proxy statement/prospectus/information statement when it becomes available.

Jonathon Judge, Crystal Decisions’ President and Chief Executive Officer, and certain of Crystal Decisions’ other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects’ stockholders in connection with the proposed acquisition. A description of the interests of Mr. Judge’s and Crystal Decisions’ other executive officers and directors in Crystal Decisions is set forth in the Preliminary Proxy Statement for Crystal Decisions’ annual meeting of stockholders, which was filed with the SEC on July 9, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Judge and Crystal Decisions’ other executive officers and directors in the proposed acquisition by reading the proxy statement/prospectus/information statement filed with the SEC on August 29, 2003 and the definitive proxy statement/prospectus/information statement when it becomes available.